UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

FIRST OF LONG ISLAND CORPORATION
(Name of Issuer)

Common Stock, $.10 par value
(Title of Class of Securities)

320734106
(CUSIP Number)

December 31, 2016 “Final Filling”
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 320734106

1	Names of Reporting Persons Canarick Family Holdings LLC
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 1,066,365
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,066,365
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,066,365
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 4.5%
12	Type of Reporting Person (See Instructions) PN

SCHEDULE 13G

CUSIP No. 320734106

1	Names of Reporting Persons Debra L. Canarick McCalla
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 9,113.9766
	6	Shared Voting Power 1,066,365
	7	Sole Dispositive Power 9,113.9766
	8	Shared Dispositive Power 1,066,365
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,075,478.9766
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 4.54%
12	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

CUSIP No .320734106

1	Names of Reporting Persons Susan D. Canarick
2	Check the appropriate box if a member of a Group (see instructions) (a) [ ] (b) [ ]
3	Sec Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 11,751.5122
	6	Shared Voting Power 1,066,365
	7	Sole Dispositive Power 11,751.5122
	8	Shared Dispositive Power 1,066,365
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,078,116.5122
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) [ ]
11	Percent of class represented by amount in row (9) 4.55%
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: The First of Long Island Corporation

(b)	Address of Issuer’s Principal Executive Offices: 10 Glen Head Road, Glen Head, New York 11545

Item 2.

(a)	Name of Person Filing: Canarick Family Holdings LLC, Debra L. Canarick McCalla, Susan D. Canarick

(b)	Address of Principal Business Office or, if None, Residence:

Canarick Family Holdings LLC, c/o Pollio Law Group LLP, 1461 Franklin Avenue, Garden City, New York 11530

Debra L. Canarick McCalla, 30 Oak Lane, Glen Cove, New York 11542

Susan D. Canarick, 17 Oak Lane, Glen Cove, New York 11542

(c)	Citizenship: Canarick Family Holdings LLC is organized in New York. Debra L. Canarick McCalla and Susan D. Canarick are citizens of the United States

(d)	Title and Class of Securities: Common Stock, $.10 par value

(e)	CUSIP No.: 320734106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act;

(b)	[_] Bank as defined in Section 3(a)(6) of the Act;

(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_] A non-U.S. institution in accordance with Rule 240.13d -1(b)(1)(ii)(J);

(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Canarick Family Holdings LLC

(a)	Amount Beneficially Owned: 1,066,365

(b)	Percent of Class: 4.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 1,066,365

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 1,066,365

Debra L. Canarick McCalla

(a)	Amount Beneficially Owned: 1,075,478.9766

(b)	Percent of Class: 4.54%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 9,113.9766

	(ii)	Shared power to vote or to direct the vote: 1,066,365

	(iii)	Sole power to dispose or to direct the disposition of: 9,113.9766

	(iv)	Shared power to dispose or to direct the disposition of: 1,066,365

Susan D. Canarick

(a)	Amount Beneficially Owned: 1,078,116.5122

(b)	Percent of Class: 4.55%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 11,751.5122

	(ii)	Shared power to vote or to direct the vote: 1,066,365

	(v)	Sole power to dispose or to direct the disposition of: 11,751.5122

	(vi)	Shared power to dispose or to direct the disposition of: 1,066,365

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ [x] ]. “Final Filling”

Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not applicable

Item 8.	Identification and classification of members of the group. Not applicable

Item 9.	Notice of Dissolution of Group. Not applicable

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

CANARICK FAMILY HOLDINGS LLC

By:	/s/ Debra L. Canarick McCalla
Debra L. Canarick McCalla, Manager

By:	/s/ Susan D. Canarick
Susan D. Canarick, Manager

/s/ Debra L. Canarick McCalla
Debra L. Canarick McCalla, an Individual

/s/ Susan D. Canarick
Susan D. Canarick, an Individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).